150103

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Integrated Inpatient Solutions, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

A total of 1,850,000 shares of preferred stock, par value $0.0001 per share, of the Corporation are hereby designated as Series B Preferred Stock (the "Series B"). Subject to adjustment as described below, shares of the Series B will automatically convert, with no action by the holders thereof, into shares of common stock of the Corporation at a rate of 1,000 shares of common stock for each Series B share, on the date that is five (5) business days following the distribution by the Corporation of a cash dividend to the shareholders of its common stock of all amounts received by the Corporation as a refund to the Corporation from the United States Internal Revenue Service in connection with the Corporation's 2014 federal tax return less a maximum of $20,000 which would solely be used to pay the Corporation’s obligation under a settlement agreement relating to the Strong v. Strong lawsuit (the "Dividend").

[continued on attachment]

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X

Signature of Officer

Filing Fee: $175.00

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 1-5-15

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. Nevada Secretary of State Stock DesignationRevised: 1-5-15

Attachment to Certificate of Designations for

Integrated Inpatient Solutions, Inc.

The Series B shares are not participating shares and prior to conversion the holders thereof shall not receive any dividend or other distribution from the Corporation and no portion of the Dividend will be distributed for the benefit of the holders of Series B shares. Prior to conversion, however, the holders of Series B shares shall be entitled to vote on all matters on which holders of common stock are entitled to vote and shall vote as if such Series B shares had converted, provided however, that the holders of Series B shares shall not be entitled to vote on any matter which would amend the terms of and restrictions on the Series B shares.

If the Corporation, at any time while this Series B shares are outstanding: (i) subdivides outstanding shares of common stock into a larger number of shares, (ii) combines (including by way of a reverse stock split) outstanding shares of common stock into a smaller number of shares, or (iii) issues, in the event of a reclassification of shares of the common stock, any shares of capital stock of the Corporation, then the number of shares into which the Series B shares are convertible shall simultaneously therewith be changed such that the holders of Series B shares receive the same number of shares of common stock as if conversion into common stock had occurred immediately prior to such event(s). No fractional shares shall be issued upon the conversion of any Series B share or shares, and the number of shares of common stock to be issued shall be rounded to the nearest whole share.